Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

April 25, 2007

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20649
Attention: John Reynolds, Assistant Director

RE:	Drinks Americas Holdings, Ltd. (the "Company");
Form SB-2 of the Company (the "SB-2"),
File No. 333-141395, originally filed March 19, 2007 and Amendment No. 1 to Form SB-2 filed April 23, 2007.

Dear Sirs:

Drinks Americas Holdings, Ltd., a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form SB-2 to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, at your earliest convenience.

The Company acknowledges and confirms to the Commission that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the SB-2 effective, it does not foreclose the Commission from taking any action with respect to the SB-2;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the SB-2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the SB-2; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRINKS AMERICAS HOLDINGS, LTD.

By: /s/ J. Patrick Kenny
J. Patrick Kenny, Chief Executive Officer